

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 5, 2006

Mr. Jeffrey L. Tepera
Vice President and Chief Financial Officer
W-H Energy Services, Inc.
10370 Richmond Avenue, Suite 990
Houston, TX 77042

> **Re:** **W-H Energy Services, Inv.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Response Letter Dated April 13, 2006**
> **File No. 1-31346**

Dear Mr. Tepera:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Legal Proceedings, page 20

1.   Please modify your disclosures here and in the notes to your financial statements to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of its property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to

any such proceedings known to be contemplated by governmental authorities.
Refer to Item 103 of Regulation S-K for additional guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Development, page 25

2. We note your disclosure that indicates two major hurricanes in the third quarter of 2005 continue to have a negative impact on your results of operations. Please expand your disclosure to quantify and more thoroughly discuss the impact these events have had on your results of operations and cash flows. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), and revise your disclosure accordingly.

Controls and Procedures, page 33

3. We note that management has established and maintains a system of disclosure controls and procedures "to provide reasonable assurances." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

Financial Statements

Consolidated Balance Sheets, page F-5

4. Please modify your presentation to present Goodwill separately on the face of your Balance Sheet. Please refer to paragraph 43 of SFAS 142.

Consolidated Statements of Operations and Comprehensive Income, page F-6

5. Please provide us with an analysis of the components comprising the line item described as "Interest expense, net".

Note 2 – Summary of Significant Accounting Policies

Realization of Long-Lived Assets, page F-11

6. Please expand your accounting policy disclosure to discuss when long-lived assets are tested for recoverability.

Revenue Recognition, page F-11

7.   We note your accounting policy disclosure that indicates you account for
        proceeds from customers for rental equipment that is damaged or lost as revenues.
        Please tell us why you believe these proceeds should be reflected as a component
        of revenue, rather than a monetization of a long-lived asset. We note similar
        disclosure in your Property and Equipment policy on page F-10. Please describe
        to us in detail, your accounting for these events. An analysis of a typical
        transaction may be helpful. Please cite any guidance you may be relying upon in
        support of your conclusions.

8.   We also note from your "Liquidity and Capital Resources" discussion on page 30,
        that you have included funds received from a customer when a tool is lost or
        damaged as an investing activity. Please clarify why you are treating this as an
        investing activity when you are also recognizing revenue from this event. Please
        also clarify how you are able to reconcile your operating and investing cash flows
        based on your revenue recognition policy.

Detail of Certain Balance Sheet Accounts, page F-15

9.   Please tell us the useful life associated with your asset class described as "Rental
        Equipment." We note your Liquidity and Capital Resources discussion on page
        30 that describes these items as "rental tool inventory." Please tell us if these
        items are typically sold under normal trade terms or by virtue of being damaged
        or lost, within one year of purchase.

10.   It appears you have identified an asset described as "Trade secret technology" that
        has an indefinite life. If true, please tell us why you believe this asset has an
        indefinite life. Please sufficiently describe the asset to us in general terms, such
        that we might better understand the basis for your conclusion.

Certifications

11.   Please revise your Section 302 certifications to include the introductory language
        required in paragraph 4, referring to the certifying officers' responsibility for
        establishing and maintaining internal control over financial reporting for the
        company and a paragraph that states you have: "Designed such internal control
        over financial reporting, or caused such internal control over financial reporting to
        be designed under our supervision, to provide reasonable assurance regarding the
        reliability of financial reporting and the preparation of financial statements for
        external purposes in accordance with generally accepted accounting principles."
        Please note that the introductory language and paragraph 4(b) became mandatory
        once you were required to include management's internal control report and the

related attestation report of your independent accountants in your annual report. Refer to SEC Release number 33-8238.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Jennifer Goeken at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief